Exhibit 99.1

TASEKO REPORTS SECOND QUARTER 2022 FINANCIAL RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

August 8, 2022, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports Cash flows provided by operations of $18.3 million, Earnings from mining operations before depletion* of $7.2 million, Adjusted EBITDA* of $1.7 million and an Adjusted net loss* of $16.1 million, or $0.06 per share for the second quarter 2022.

Stuart McDonald, President and CEO of Taseko, stated, “Over the first half of 2022, mining operations were sequencing through the lower grade upper benches of the Gibraltar pit. These smaller, complex ore zones are challenging sections for our mining equipment, resulting in higher dilution and lower than expected copper grade. The mill operated at design capacity in the second quarter, but lower head grades contributed to lower recoveries, resulting in copper production of 21 million pounds.

Mining operations are now advancing deeper into the Gibraltar pit where the higher-grade ore for the upcoming quarters is located. Copper production is expected to be significantly higher in the second half of the year, and we have already seen improvements since quarter-end as 9.5 million pounds of copper was produced in the month of July. We still expect to meet our original copper production guidance of 115 million pounds (+/-5%), but given the more challenging conditions in the first half of the year, now expect to be at the lower end of that range.”

“Our average realized copper price for the period was US$4.08 per pound, but the decline in the price late in the quarter impacted our financial results as we recognized negative price adjustments and an inventory write-down totalling $7 million. Going forward, we have a valuable copper hedge position which protects a minimum price of US$3.75 per pound through June 2023,” continued Mr. McDonald.

Mr. McDonald added, “On the cost side, we continued to see the impact of higher fuel costs in the second quarter, as diesel prices climbed by 23% quarter-over-quarter, and nearly 70% over the prior year. Other than fuel, our total site spending is generally in line with the prior quarter and prior year. Although Total operating costs (C1)* per pound of copper has been driven higher by the lower production in the second quarter, these unit costs will drop significantly in the second half of 2022 as production increases. Diesel prices have recently fallen from their highs in the second quarter.”

“At Florence Copper, we are still waiting for the US Environmental Protection Agency (“EPA”) to begin the public comment period for the draft Underground Injection Control permit. This permit is the final key permit required to construct and operate the commercial production facility. All indications from the EPA are that there are no outstanding items remaining with the permit and they are just completing final internal sign offs. The public comment period is expected to be 45 days. During the second quarter, development costs of $27 million were incurred including procurement of long lead time items that were committed to last year. Capital spending on Florence will now slow down until we receive the final UIC permit,” continued Mr. McDonald.

*Non-GAAP performance measure. See end of news release

Second Quarter Review

•	Second quarter cash flow from operations was $18.3 million, earnings from mining operations before depletion and amortization* was $7.2 million and net loss was $5.3 million ($0.02 loss per share);
•	Gibraltar produced 20.7 million pounds of copper for the quarter. Head grades averaged 0.17% which was lower than expected due to the complexity of the ore zones mined in the upper benches of the Gibraltar pit resulting in higher than normal mining dilution. Grades and copper production are expected to improve significantly in the second half of the year;
•	Mill throughput outperformed recent quarters, in line with expectations, due to the softer ore from the Gibraltar pit. Copper recoveries were 77.3% for the quarter and were impacted by the lower head grade;
•	Total site costs* in the second quarter have increased due primarily to the impact of higher diesel costs;
•	Gibraltar sold 21.7 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$4.08 per pound;
•	The decline in copper prices during the second quarter resulted in negative provisional price adjustments of $5.5 million and a write-down of ore stockpile inventories of $1.5 million;
•	Adjusted EBITDA* was $1.7 million and Adjusted net loss* was $16.1 million ($0.06 loss per share), and these amounts include the negative provisional price adjustments and inventory write-down;
•	The Company has copper collar contracts in place to protect a minimum copper price until mid-2023. The copper price collars outstanding at the end of the second quarter resulted in an unrealized gain of $30.7 million. Subsequent to quarter-end, $15.2 million of this gain was realized as cash proceeds upon payout of the July contract and through a repricing of the copper price floors from US$4.00 to US$3.75 per pound for the remainder of 2022;
•	Development costs incurred for Florence Copper were $27.0 million in the quarter and included further payments for major processing equipment for the SX/EW plant, other pre-construction activities and ongoing site costs; and
•	The Company had a cash balance of $176 million and has approximately $240 million of available liquidity at June 30, 2022, including its undrawn US$50 million revolving credit facility.

*Non-GAAP performance measure. See end of news release

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2022	2021	Change	2022	2021	Change
Tons mined (millions)	22.3	24.9	(2.6)	42.6	56.9	(14.3)
Tons milled (millions)	7.7	7.2	0.5	14.7	14.4	0.3
Production (million pounds Cu)	20.7	26.8	(6.1)	42.0	49.0	(7.0)
Sales (million pounds Cu)	21.7	26.7	(5.0)	49.1	48.7	0.4

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2022	2021	Change	2022	2021	Change
Revenues	82,944	111,002	(28,058)	201,277	197,743	3,534
Earnings from mining operations before depletion and amortization*	7,221	54,482	(47,261)	49,994	84,795	(34,801)
Cash flows provided by operations	18,344	72,502	(54,158)	70,097	69,219	878
Adjusted EBITDA*	1,684	47,732	(46,048)	39,823	71,454	(31,631)
Adjusted net income (loss)*	(16,098)	9,948	(26,046)	(9,936)	4,414	(14,350)
Per share - basic (“adjusted EPS”)*	(0.06)	0.04	(0.10)	(0.03)	0.02	(0.05)
Net income (loss) (GAAP)	(5,274)	13,442	(18,716)	(179)	2,225	(2,404)
Per share - basic (“EPS”)	(0.02)	0.05	(0.07)	-	0.01	(0.01)

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Tons mined (millions)	22.3	20.3	23.3	25.2	24.9
Tons milled (millions)	7.7	7.0	7.4	7.4	7.2
Strip ratio	2.8	2.6	2.2	1.3	2.3
Site operating cost per ton milled (Cdn$)*	$11.13	$11.33	$9.94	$8.99	$9.16
Copper concentrate
Head grade (%)	0.17	0.19	0.24	0.28	0.22
Copper recovery (%)	77.3	80.2	80.4	84.2	83.3
Production (million pounds Cu)	20.7	21.4	28.8	34.5	26.8
Sales (million pounds Cu)	21.7	27.4	23.8	32.4	26.7
Inventory (million pounds Cu)	2.7	4.0	9.9	4.9	3.5
Molybdenum concentrate
Production (thousand pounds Mo)	199	236	450	571	402
Sales (thousand pounds Mo)	210	229	491	502	455
Per unit data (US$ per pound produced)*
Site operating costs*	$3.25	$2.95	$2.02	$1.53	$2.02
By-product credits*	(0.15)	(0.18)	(0.30)	(0.25)	(0.25)
Site operating costs, net of by-product credits*	$3.10	$2.77	$1.72	$1.28	$1.77
Off-property costs	0.37	0.36	0.22	0.29	0.25
Total operating costs (C1)*	$3.47	$3.13	$1.94	$1.57	$2.02

Second Quarter Review

Gibraltar produced 20.7 million pounds of copper for the quarter. Head grades averaged 0.17% in the quarter which was lower than expected due to the complexity of the ore in the upper benches of the Gibraltar pit which resulted in higher than normal mining dilution. Ore grades are expected to improve for the remainder of the year as mining progresses deeper into the Gibraltar pit where ore zones are more consistent and less complex in nature.

A total of 22.3 million tons were mined in the second quarter with the decrease from 2021 rates due to longer haul distances in the current phase of mining. Mill throughput improved over the prior quarters due to the softer Gibraltar ore in line with expectations.

The strip ratio of 2.8 was inline with the average for the Gibraltar pit and the prior quarter. Ore stockpiles also decreased by 1.8 million tons in the second quarter to supplement mill feed from the mine in accordance with the mine plan.

Total site costs* at Gibraltar of $76.1 million (which includes capitalized stripping of $11.9 million) for Taseko’s 75% share was generally consistent with the first quarter but was $11.6 million higher than the same quarter last year due to higher diesel costs with diesel prices nearly 70% higher than 2021 and with some other input costs increasing including grinding media used in the mill.

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS - CONTINUED

Molybdenum production was 199 thousand pounds in the second quarter due to lower grades. At an average molybdenum price of US$18.37 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.15 in the second quarter.

Off-property costs per pound produced* were US$0.37 for the second quarter reflecting higher ocean freight (including bunker costs) and increased treatment and refining charges (TCRC) as the same quarter in the prior year achieved extremely low TCRCs from spot tenders that were awarded given the tight physical market in the second quarter of 2021.

Total operating costs per pound produced (C1)* were US$3.47 for the quarter and were US$1.45 per pound higher than the second quarter last year as shown in the graph below:

Of the US$1.45 variance in C1 costs in the second quarter of 2022 compared to the prior year quarter, US$0.78 was due to decreased copper production, US$0.12 was due to less mining costs being capitalized, US$0.10 was due to lower molybdenum production, US$0.26 was due to inflation arising from increased prices for diesel and grinding media, US$0.11 was due to higher treatment and refining charges, and US$0.08 for other miscellaneous cost impacts offset by favorable foreign exchange impacts.

GIBRALTAR OUTLOOK

Copper production is expected to significantly increase in the second half of the year as mining progresses deeper in the Gibraltar pit as ore quality and grade improves. Management still expects to meet the original copper production guidance of 115 million pounds (+/-5%), but given the more challenging conditions in the first half of the year, now expect to be at the lower end of that range.

The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for a substantial portion of its attributable production until June 30, 2023. Improved production combined with this copper hedge protection should continue to provide the foundation for stable financial performance and operating margins at the Gibraltar mine over the coming quarters.

*Non-GAAP performance measure. See end of news release

GIBRALTAR OUTLOOK - CONTINUED

The Company has a long track record of purchasing copper price options to manage short term copper price volatility. This strategy provides security over the Company’s cash flow as it prepares for construction of the commercial facility at Florence Copper while continuing to provide significant copper price upside should copper prices continue their rebound. Copper prices in the first half of 2022 averaged US$4.43 per pound and are currently around US$3.55 per pound.

In March 2022, the Company announced a new 706 million ton proven and probable sulphide reserve for the Gibraltar mine, a 40% increase as of December 31, 2021. The new reserve estimate allows for a significant extension of the mine life to 23 years with total recoverable metal of 3.0 billion pounds of copper and 53 million pounds of molybdenum.

Highlights from the new reserve:

•	706 million tons grading 0.25% copper;
•	Recoverable copper of 3.0 billion pounds and 53 million pounds of molybdenum;
•	23 year mine life with average annual production of approximately 129 million pounds of copper and 2.3 million pounds of molybdenum;
•	Life-of-mine average strip ratio of 2.4:1; and
•	After-tax NPV of $1.1 billion (75% basis) and free cash flow of $2.3 billion (75% basis) at a long-term copper price of US$3.50 per pound[1].

1 The NPV and cash flow is based on copper prices of US$4.25 (2022), US$3.90 (2023) and US$3.50 per pound long-term, and a molybdenum price of US$18 (2022), US$15 (2023) and US$13 per pound long-term, a foreign exchange rate of 1.3:1 (C$:US$), and a discount rate of 8%.

FLORENCE COPPER

The commercial production facility at Florence Copper will be one of the greenest sources of copper for US domestic consumption, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine. It is a low-cost copper project with an annual production capacity of 85 million pounds of copper over a 21-year mine life. With the expected C1* operating cost of US$1.10 per pound, Florence Copper will be in the lowest quartile of the global copper cost curve and will have one of the smallest environmental footprints of any copper mine in the world.

The Company has successfully operated a Production Test Facility (“PTF”) since 2018 at Florence to demonstrate that the in-situ copper recovery (“ISCR”) process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital) based on the Company’s published 2017 NI 43-101 technical report. At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

FLORENCE COPPER - CONTINUED

In December 2020, the Company received the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials. The other required permit is the Underground Injection Control permit (“UIC”) from the U.S. Environmental Protection Agency (“EPA”), which is the final permitting step required prior to construction of the commercial ISCR facility. On November 22, 2021, the EPA provided the Company with an initial draft of the UIC permit. Taseko’s project technical team completed its review of the draft UIC permit in early December 2021 and no significant issues were identified. We are awaiting the EPA to begin the public comment period for the draft UIC. All indications from the EPA are that there are no outstanding items remaining with the permit and they are completing final internal sign offs. The public comment period is expected to be 45 days.

Detailed engineering and design for the commercial production facility was completed in 2021 and procurement activities are well advanced with the Company having made most of the initial deposits and awarding the key contract for the major processing equipment associated with the SX/EW plant. The Company incurred $52.2 million of costs for Florence in the first half of 2022 which includes commercial facility activities. Florence Copper also has outstanding purchase commitments of $22.3 million as at June 30, 2022 for the remaining equipment to be delivered. Deploying this strategic capital and awarding key contracts will assist with protecting the project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions and ensure a smooth transition into construction once the final UIC permit is received.

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In December 2019, the Tŝilhqot’in Nation, as represented by the Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, to try to obtain a long-term resolution to the conflict regarding Taseko’s proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

LONG-TERM GROWTH STRATEGY

The dialogue was supported by the parties’ agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill was extended on December 4, 2020, to continue what was a constructive dialogue that had been delayed by the COVID-19 pandemic. The dialogue is not complete but it remains constructive, and in December 2021, the parties agreed to extend the standstill for a further year so that they and the Province of British Columbia can continue to pursue a long-term and mutually acceptable resolution of the conflict.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Tuesday, August 9, 2022 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 647-484-0258 in Toronto, 800-289-0720 toll free in North America, 0800 279 6877 in the United Kingdom, or online at tasekomines.com/investors/events and using the entry code 8913919.

The conference call will be archived for later playback until August 23, 2022 and can be accessed by dialing 647-436-0148 in Toronto, 888-203-1112 toll free in North America, or online at tasekomines.com/investors/events and using the entry code 8913919.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Cost of sales	90,992	89,066	57,258	65,893	74,056
Less:
Depletion and amortization	(15,269)	(13,506)	(16,202)	(17,011)	(17,536)
Net change in inventories of finished goods	(3,653)	(7,577)	13,497	762	(4,723)
Net change in inventories of ore stockpiles	(3,463)	(3,009)	4,804	6,291	2,259
Transportation costs	(4,370)	(5,115)	(4,436)	(5,801)	(4,303)
Site operating costs	64,237	59,859	54,921	50,134	49,753
Less by-product credits:
Molybdenum, net of treatment costs	(3,023)	(3,831)	(7,755)	(8,574)	(6,138)
Silver, excluding amortization of deferred revenue	36	202	(330)	300	64
Site operating costs, net of by-product credits	61,250	56,230	46,836	41,860	43,679
Total copper produced (thousand pounds)	15,497	16,024	21,590	25,891	20,082
Total costs per pound produced	3.95	3.51	2.17	1.62	2.18
Average exchange rate for the period (CAD/USD)	1.28	1.27	1.26	1.26	1.23
Site operating costs, net of by-product credits (US$ per pound)	3.10	2.77	1.72	1.28	1.77
Site operating costs, net of by-product credits	61,250	56,230	46,836	41,860	43,679
Add off-property costs:
Treatment and refining costs	2,948	2,133	1,480	3,643	1,879
Transportation costs	4,370	5,115	4,436	5,801	4,303
Total operating costs	68,568	63,478	52,752	51,304	49,861
Total operating costs (C1) (US$ per pound)	3.47	3.13	1.94	1.57	2.02

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Site operating costs	64,237	59,859	54,921	50,134	49,753
Add:
Capitalized stripping costs	11,887	15,142	12,737	10,882	14,794
Total site costs	76,124	75,001	67,658	61,016	64,547

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;
•	Unrealized gain/loss on derivatives; and
•	Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Estimated tax effect of adjustments	8,302	(2,021)	(1,245)	1,841
Adjusted net income (loss)	(16,098)	6,162	13,312	27,020
Adjusted EPS	(0.06)	0.02	0.05	0.10

(Cdn$ in thousands, except per share amounts)	2021 Q2	2021 Q1	2020 Q4	2020 Q3
Net income (loss)	13,442	(11,217)	5,694	987
Unrealized foreign exchange (gain) loss	(3,764)	8,798	(13,595)	(7,512)
Realized foreign exchange gain on settlement of long-term debt	-	(13,000)	-	-
Loss on settlement of long-term debt	-	5,798	-	-
Call premium on settlement of long-term debt	-	6,941	-	-
Unrealized loss on derivatives	370	802	586	1,056
Estimated tax effect of adjustments	(100)	(3,656)	(158)	(285)
Adjusted net income (loss)	9,948	(5,534)	(7,473)	(5,754)
Adjusted EPS	0.04	(0.02)	(0.03)	(0.02)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on derivatives;
•	Loss on settlement of long-term debt (included in finance expenses) and call premium;
•	Realized foreign exchange gains on settlement of long-term debt; and
•	Amortization of share-based compensation expense.

(Cdn$ in thousands)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Add:
Depletion and amortization	15,269	13,506	16,202	17,011
Finance expense	12,236	12,155	12,072	11,875
Finance income	(282)	(166)	(218)	(201)
Income tax expense	922	1,188	9,300	22,310
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Amortization of share-based compensation expense (recovery)	(2,061)	3,273	1,075	117
Adjusted EBITDA	1,684	38,139	52,988	76,291

(Cdn$ in thousands)	2021 Q2	2021 Q1	2020 Q4	2020 Q3
Net income (loss)	13,442	(11,217)	5,694	987
Add:
Depletion and amortization	17,536	15,838	18,747	23,894
Finance expense (includes loss on settlement of long-term debt and call premium)	11,649	23,958	10,575	11,203
Finance income	(184)	(75)	(47)	(4)
Income tax (recovery) expense	7,033	(4,302)	(2,724)	(580)
Unrealized foreign exchange (gain) loss	(3,764)	8,798	(13,595)	(7,512)
Realized foreign exchange gain on settlement of long-term debt	-	(13,000)	-	-
Unrealized loss on derivatives	370	802	586	1,056
Amortization of share-based compensation expense	1,650	2,920	1,242	2,501
Adjusted EBITDA	47,732	23,722	20,478	31,545

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2022	2021	2022	2021
Earnings (loss) from mining operations	(8,048)	36,946	21,219	51,421
Add:
Depletion and amortization	15,269	17,536	28,775	33,374
Earnings from mining operations before depletion and amortization	7,221	54,482	49,994	84,795

Site operating costs per ton milled

(Cdn$ in thousands, except per ton milled amounts)	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Site operating costs (included in cost of sales)	64,237	59,859	54,921	50,134	49,753

Tons milled (thousands) (75% basis)	5,774	5,285	5,523	5,576	5,429
Site operating costs per ton milled	$11.13	$11.33	$9.94	$8.99	$9.16

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.